07027883

DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Donna L. Ornstein
DIRECT TEL 604.643.6478
DIRECT FAX 604.605.3768
E-MAIL dornstein@davis.ca

November 1, 2007

FILE NUMBER 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82 - 1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS LLP

Per: *[signature]*

Donna L. Ornstein
Paralegal

DLO/js

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

I:\Securities\ReidCo\Public\50277\USSEC\2007\Nov. Ltr.doc

Exemption No. 82-1209

November 1, 2007

GGL DIAMOND CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	**Documents Filed**
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements and Management's Discussion & Analysis together with Officers' Certificates for the 9 months ended August 31, 2007
(d)	News Releases	October 23, 2007 October 30, 2007
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable

Document Name or Information		Documents Filed
(o)	Filing of documents Affecting the Rights of Securityholders including:	
	(a) charter documents	Not Applicable
	(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	Not Applicable
	(c) any securityholder rights plans or similar plans	Not Applicable
	(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	Not Applicable
	(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements and Management's Discussion & Analysis together with Officers Certificates for the 9 months ended August 31, 2007
(e)	News Releases	October 23, 2007 October 30, 2007
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable

Document Name or Information		Documents Filed
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(u)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. **Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange**

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable

Document Name or Information		Documents Filed
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82 - 1209

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007

(UNAUDITED)

Notice to Reader: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended August 31, 2007.

GGL DIAMOND CORP.

Consolidated Balance Sheets As At
(Unaudited)

		August 31, 2007		November 30, 2006
ASSETS				
Current				
Cash and cash equivalents	$	1,187,561	$	165,676
Amounts receivable		164,805		49,032
Prepaid expense		5,027		26,022
		1,357,393		240,730
Mineral properties and deferred exploration costs (Note 1)		15,191,780		13,870,444
Property, plant and equipment		390,383		273,856
	$	16,939,556	$	14,385,030
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	535,707	$	1,107,038
Current portion of mortgage loan		14,153		14,153
		549,860		1,121,191
Mortgage loan		992		13,288
		550,852		1,134,479
SHAREHOLDERS' EQUITY				
Share capital (Notes 2, 3)		30,800,915		26,877,373
Contributed surplus (Note 4)		3,421,115		1,325,053
Deficit		(17,833,326)		(14,951,875)
		16,388,704		13,250,551
	$	16,939,556	$	14,385,030

Commitments (Note 9)
Subsequent Event (Note10)

Approved by the Board of Directors:

"Raymond A. Hrkac"
Director

"Nick DeMare"
Director

Please see notes accompanying these financial statements

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit For the three months ended (Unaudited)	August 31, 2007	August 31, 2006
Administration costs		
Amortization	$ 1,127	$ 974
Consulting fees	103,992	12,338
Corporate relations	14,200	27,367
Legal and audit	80,209	2,093
Licences, taxes, insurance and fees	7,513	2,382
Office services and expenses	52,477	33,604
Shareholders' meetings and reports	122,576	11,945
Stock-based compensation	1,504,411	27,991
Travel	13,855	410
Operating loss	(1,900,360)	(119,104)
Other income (loss)		
Interest income	15,893	5,538
Foreign exchange adjustments	(382)	(176)
Gain on sale of marketable securities	-	5,906
General exploration costs	(38,394)	(27,461)
Write-off of mineral property and deferred exploration costs	-	(927,206)
	(22,883)	(943,399)
Net loss before taxes	(1,923,243)	(1,062,503)
Future tax recovery	-	315,760
Net Loss for the period	(1,923,243)	(746,743)
Deficit, beginning of period	(15,910,083)	(13,875,706)
Deficit, end of period	$ (17,833,326)	$ (14,622,449)
Net loss per share	$ (0.016)	$ (0.008)
Weighted average number of common shares outstanding	119,166,655	94,898,595

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the nine months ended
(Unaudited)

	August 31, 2007	August 31, 2006
Administration costs		
Amortization	$ 2,453	$ 2,610
Consulting fees	210,355	57,432
Corporate relations	53,144	108,539
Legal and audit	210,877	40,859
Licences, taxes, insurance and fees	21,169	15,519
Office services and expenses (Note 5)	137,554	111,028
Shareholders' meetings and reports	130,365	45,246
Stock-based compensation	2,054,315	329,782
Travel	19,541	63,105
Operating loss	(2,839,773)	(774,120)
Other income (loss)		
Interest income	30,777	19,547
Foreign exchange adjustments	(1,584)	(1,794)
Gain on sale of equipment	-	92
Gain on sale of marketable securities	-	5,906
General exploration costs	(135,688)	(128,554)
Write-off of mineral property and deferred exploration costs	-	(927,206)
Other tax expense	(1,534)	(53)
	(108,029)	(1,032,062)
Net loss before taxes	(2,947,802)	(1,806,182)
Future tax recovery	66,351	404,996
Net loss for the period	(2,881,451)	(1,401,186)
Deficit, beginning of period	(14,951,875)	(13,221,263)
Deficit, end of period	$ (17,833,326)	(14,622,449)
Net loss per share	$ (0.026)	(0.015)
Weighted average number of common shares outstanding	111,547,631	94,898,595

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows For the three months ended (Unaudited)		August 31, 2007		August 31, 2006
Cash flows from (used in) operating activities				
Loss for the period	$	(1,923,243)	$	(746,743)
Adjustment for items not involving cash:				
- amortization of property, plant and equipment		25,655		9,787
- stock-based compensation		1,504,411		27,991
- gain on sale of marketable securities		-		(5,906)
- write-off of mineral property and deferred exploration costs		-		927,206
- future tax recovery		-		(315,760)
		(393,177)		(103,425)
Change in non-cash working capital items:				
- amounts receivable		(68,787)		149,099
- prepaid expenses		6,065		459
- accounts payable and accrued liabilities		263,573		522,617
		(192,326)		568,750
Cash flows from (used in) financing activities				
Shares issued for cash		521,767		10,904
Shares issued for cash – flow-through shares		-		903,096
Shares issued for debt (Note 2(c)(iv), 9(c))		22,500		-
Share issuance costs		(4,321)		(58,235)
Principal reduction of mortgage loan		(4,345)		(3,982)
		535,601		851,783
Cash flows from (used in) investing activities				
Mineral property costs		(36,794)		-
Deferred exploration costs		(780,744)		(1,217,091)
Proceeds from sale of marketable securities		-		9,706
Purchase of equipment		(114,802)		(16,832)
		(932,340)		(1,224,217)
(Decrease) increase in cash and cash equivalents		(589,065)		196,316
Cash and cash equivalents, beginning of period		1,776,626		309,951
Cash and cash equivalents, end of period	$	1,187,561	$	506,267
Supplementary cash flow information				
Cash paid for interest charges	$	605	$	1,915

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the nine months ended
(Unaudited)

	August 31, 2007	August 31, 2006
Cash flows from (used in) operating activities		
Loss for the period	$ (2,881,451)	$ (1,401,186)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	42,942	22,991
- stock-based compensation	2,054,315	329,782
- gain on sale of marketable securities	-	(5,906)
- gain on sale of equipment	-	(92)
- write-off of mineral property and deferred exploration	-	927,206
- future tax recovery	(66,351)	(404,996)
	(850,545)	(532,201)
Change in non-cash working capital items:		
- amounts receivable	(115,773)	56,454
- prepaid expenses	20,995	(1,169)
- accounts payable and accrued liabilities	(571,331)	874,608
	(1,516,654)	397,692
Cash flows from (used in) financing activities		
Shares issued for cash	3,941,883	956,029
Shares issued for cash – flow-through shares	189,680	1,158,056
Shares issued for debt (Note 2(c)(iv), 9(c))	22,500	-
Share issuance costs	(122,423)	(132,148)
Principal reduction of mortgage loan	(12,296)	(11,363)
	4,019,344	1,970,574
Cash flows from (used in) investing activities		
Mineral property costs	(203,888)	-
Deferred exploration costs	(1,117,448)	(2,445,245)
Proceeds from sale of marketable securities	-	9,706
Proceeds from sale of equipment	-	100
Purchase of equipment	(159,469)	(19,222)
	(1,480,805)	(2,454,661)
Increase (decrease) in cash and cash equivalents	1,021,885	(86,395)
Cash and cash equivalents, beginning of period	165,676	592,662
Cash and cash equivalents, end of period	$ 1,187,561	$ 506,267
Supplementary cash flow information		
Cash paid for interest charges	$ 5,348	$ 2,928

Please see notes accompanying these financial statements

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
August 31, 2007

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2006.

1. Mineral Properties and Deferred Exploration Costs

[-December 1, 2006 to August 31, 2007-]

	Balance November 30, 2006	2007 property cost additions	2007 exploration cost additions	2007 written off	Balance August 31, 2007
Doyle Lake	$ 3,719,235	$ -	$ 60,934	$ -	$ 3,780,169
Fishback Lake	1,289,976	-	9,556	-	1,299,532
CH	7,335,349	-	244,146	-	7,579,495
Ni	-	203,888	742,486	-	946,374
McConnell Creek	1,525,884	-	60,326	-	1,586,210
	$ 13,870,444	**$ 203,888**	**$ 1,117,448**	**$ -**	**$ 15,191,780**

	Balance November 30, 2006	2007 Additions	2007 written off	Balance August 31, 2007
Mineral property costs	$ 376,116	$ 203,888	$ -	$ 580,004
Deferred exploration costs	13,494,328	1,117,448		14,611,776
	$ 13,870,444	**$ 1,321,336**	**$ -**	**$ 15,191,780**

Exploration costs incurred during the nine months ended:

	August 31, 2007	August 31, 2006
Charter aircraft	$ 296,437	$ 516,685
Drilling, sampling	86,484	689,033
Licenses, recording fees and lease payments	151,158	115,963
Project supplies	87,337	162,066
Salaries and wages	167,803	162,258
Survey	36,796	390,002
Technical and professional services	231,160	291,100
Transportation	60,273	118,138
	$ 1,117,448	**$ 2,445,245**

Ni Claims – The Company staked 116 claims covering 256,489.77 acres in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization.

2. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	# of shares	$
Balance, November 30, 2006	**100,641,445**	**26,877,373**
Private placement – flow-through share agreements, net of allocation for warrants	1,053,778	189,575
Private placement, net of allocation for warrants (see Note 4)	4,170,000	296,998
Share issuance costs		(122,423)
Shares issued as commission	28,140	4,221
Shares issued for debt	49,149	22,500
Exercise of stock options	1,400,167	303,567
Exercise of share purchase warrants	13,101,833	3,008,595
Reallocation from contributed surplus on exercise of		
Share purchase warrants		135,030
Stock options		151,830
Flow-through share renunciation		(66,351)
Balance, August 31, 2007	**120,444,512**	**30,800,915**

(c) During the period ended August 31, 2007:

(i) the Company completed a private placement of 1,053,778 flow-through units at $0.18 per unit for gross proceeds of $189,680. Each unit consists of one common share and one-half share purchase warrant. One whole share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.25 per common share during the second year. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenses ("CEE") on the Company's Northwest Territories properties. In addition the Company issued 4,170,000 units at $0.15 per unit for gross proceeds of $625,500. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.15 per common share during the first year and at $0.175 per common share during the second year.

The Company paid cash finders fees and commission of $42,520 and issued 28,140 common shares on a portion of the proceeds;

(ii) the Company issued 13,101,833 common shares upon the exercise of warrants ranging in exercise price from $0.15 to $0.35 per common share for gross proceeds of $3,008,595;

2. Share Capital, continued

(iii) the Company issued 1,400,167 common shares upon the exercise of stock options ranging in exercise price from $0.20 to $0.50 per common share for gross proceeds of $303,567;

(iv) the Company issued 49,149 common shares, in payment of $22,500 owed pursuant to a financial advisory agreement (Note 9(c)), and;

(v) 4,507,727 warrants expired unexercised; and

(vi) 150,000 stock options expired unexercised.

(d) At August 31, 2007, the Company had the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
1,813,461	$0.26	Sept. 28, 2007
190,000	$0.45	June 12, 2008
18,000	$0.45	June 27, 2008
2,400,000	$0.15/$0.175	Dec. 21, 2008
100,000	$0.15/$0.175	Dec. 27, 2008
100,000	$0.20/$0.25	Jan. 3, 2009
210,000	$0.15/$0.175	Feb. 20, 2009
230,000	$0.15/$0.175	Mar. 7, 2009
5,061,461		

Changes in warrants during the period ended August 31, 2007 are as follows:

	Number of warrants	Weighted average exercise price
Outstanding, Nov. 30, 2006	17,974,132	$0.23
Issued	4,696,889	$0.16
Exercised	(13,101,833)	$0.23
Expired	(4,507,727)	$0.18
Outstanding, August 31, 2007	5,061,461	$0.20

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
August 31, 2007

3. Stock Options

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants which vest over one year. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

3,835,000 stock options were granted to employees, consultants and investor relations consultants during the period, exercisable at $0.56 and $0.63 per common share for five years.

	Shares	Weighted Average Exercise Price
Options outstanding at Nov. 30, 2006	5,536,000	$0.26
Expired	(150,000)	$0.00
Granted	3,835,000	$0.58
Exercised	(1,400,167)	$0.22
Options outstanding at August 31, 2007	7,820,833	$0.42

2007 options exercisable	7,815,833	$0.42
2006 options exercisable	5,446,000	$0.26

	2007	2006
Weighted average remaining contractual life	3.47 years	3.21 years
Weighted average fair value of options granted during the period	$0.58	$0.22

The fair value of each option granted was estimated as of the date of grant using the *Black-Scholes option pricing model* with the following assumptions:

	August 31, 2007	August 31, 2006
Risk-free interest rate	4.06 to 4.50%	3.88 to 4.28%
Dividend yield	0%	0%
Volatility	157.31 to 164.31%	93.96 to 120.94%
Approximate expected lives	5 years	0.63 to 5 years

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

4. Contributed Surplus

Contributed surplus for the period ended August 31, 2007 is comprised of:

	2007
Balance, November 30, 2006	$ 1,325,053
Stock-based compensation on stock options	2,054,315
Fair value of warrants issued	328,607
Share purchase warrants exercised	(135,030)
Stock options exercised	(151,830)
Balance, August 31, 2007	$ 3,421,115

5. Loan from shareholder

During the second quarter, the Company received a $250,000 shareholder loan which was secured by a promissory note against the Yellowknife house. Interest on the loan was 8% per annum, compounded annually. Interest expense of $3,397 is recorded in office services and expenses. The loan, including the interest accrued was repaid during the period and the loan has been discharged from the Yellowknife house.

6. Other Tax Expense

During the period ended May 31, 2007, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December 2006 private placement. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February, 2007) by the prescribed interest rate (divided by 12) set by Canada Revenue Agency. This prescribed interest rate for the period ended May 31, 2007 has not been disclosed on the CRA website, therefore an estimate was made using the prescribed interest rate of 7% from December 2006. All of the flow-through funds have been spent by May 31, 2007.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future tax liability.

The Company renounced the $189,575 flow-through related resource expenditures to the investors during the first quarter.

7. Related Party Transactions

During the nine months ended August 31, 2007, the Company was billed $98,325 (August 31, 2006 – $67,000) by a director and an officer for consulting fees and nil (August 31, 2006 - $11,000) for technical and professional services. In addition $30,600 was paid to a company owned by a director for consulting fees in 2007; no payments were previously made to this director or his company.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
August 31, 2007

8. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the nine months ended August 31, 2007 and 2006. The Company's total assets are $16,939,556 at August 31, 2007 ($14,432,791 at August 31, 2006).

9. Commitments

(a) In 2006, the Company entered into a three-year operating lease agreement with respect to its office premises and acquired additional office space for three years. Both leases end June 30, 2009 and the minimum payments required under the agreement are:

Year	Minimum payment per year
2007	$65,961
2008	$66,316
2009	$38,973

(b) The Company has agreed to pay its President and Chief Executive Officer $10,000 per month and the Vice-President of Administration $8,325 per month.

(c) The Company signed an Agreement with Roman Friedrich & Company Ltd. ("RFC") for a term of 12 months to provide financial and advisory services to the Company with respect to the raising of equity capital, project financing and strategic planning. RFC receives a retainer of $15,000 per month paid as to $7,500 in cash and $7,500 in common shares of the Company. On July 26, 2007, 49,149 common shares were issued in payment of $22,500 owing under the agreement for the three month period ended July 15, 2007.

10. Subsequent Event:

Subsequent to August 31, 2007, the Company issued 1,813,461 common shares upon the exercise of warrants at $0.26 per common share, for gross proceeds of $471,500.

Exemption No. 82 - 1209

GGL DIAMOND CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 31, 2007

GGL DIAMOND CORP.

Management's Discussion and Analysis

FOR THE NINE MONTHS ENDED AUGUST 31, 2007
INFORMATION AS OF OCTOBER 22, 2007 UNLESS OTHERWISE STATED

The following discussion of the results of operations and financial condition of the Company for the period ended August 31, 2007 should be read in conjunction with the May 31, 2007 and February 28, 2007 Quarterly Reports and November 30, 2006 Consolidated Financial Statements and related notes.

SUMMARY

Since 1992, the Company's primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories of Canada. As part of its diamond exploration activities, the Company currently has a 100% interest in approximately 400,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 15,351 acres.

In the course of exploring for diamonds east of Winter Lake in the Northwest Territories last year, the Company made a potentially significant discovery of nickel mineralization. Since then, the Company has proceeded with exploration and strategic plans related to that discovery. Exploration work to date confirms the potential for both magmatic nickel and polymetallic volcanogenic massive sulphide deposits (VMS) within the extensively mineralized greenstone belt, which we refer to as the "Providence Greenstone Belt" or PGB.

Delays in receiving assay results from the laboratory precluded a fall drilling program. However, plans are moving forward to finance and undertake an aggressive spring exploration program.

On GGL's diamond properties, a total of 294 soil and indicator mineral samples were collected over the summer, all within the CH claim areas.

The Company also holds a promising gold and copper prospect. As a result of the Company's exploration efforts prior to 1992, it holds and maintains a 100% interest in the McConnell Creek Property in British Columbia, Canada, a gold and copper prospect. On September 5, 2007, subsequent to the quarter end, the Company obtained a National Instrument 43-101 report from its Qualified Person Dr. Paul Richardson, P. Eng.

Now that gold and base metals are in demand and commodity prices attractive, the Company plans to pursue these opportunities.

To serve shareholder interests and increase shareholder value, this spring the Company contracted Roman Friedrich & Company Ltd. to act as a financial advisor to assist in the identification of strategic options for the Company and to assist in raising equity capital and project financing (*News release, June 1, 2007: Roman Friedrich & Co. to provide strategic and capital financing counsel to GGL).*

NICKEL PROPERTIES – THE PROVIDENCE GREENSTONE BELT (PGB)

This year's exploration work has confirmed and enhanced the potential for magmatic nickel deposits. Reconnaissance mapping has shown that the komatiites within the greenstone belt are much more extensive than previously noted and commonly contain geochemically anomalous nickel values.

Economic nickel sulphide deposits associated with komatiitic rocks in greenstone belts are a substantial source of the world's nickel supply. In nickel exploration, the recognition of the presence of komatiites is of great importance.

As a result of our discovery of sulphide nickel in komatiites in 2006 and guided by recent government geological mapping of the area, the Company acquired, by staking, a 100% interest in 256,490 acres to cover a major portion of the belt.

For a rich concentration of magmatic nickel sulphides, a source of sulphur is required. Disseminated to massive sulphides are common within the belt and we have confirmed that this requirement has been met.

Nickel deposits respond well to geophysics, giving strong magnetic and electromagnetic (EM) responses. The Fugro Airborne Resolve Geophysical Survey, previously completed for diamond exploration, covered approximately 30% of the length of the Providence Greenstone Belt (PGB) staked by the Company. Reprocessing of these data by Condor Consulting, Inc. prior to the beginning of the 2007 field season gave direction to this year's field program and resulted in finding numerous exposures of sulphide mineralization coincident with EM and magnetic anomalies. A great number of the geophysical conductors are hidden under lakes and overburden.

The komatiites occur as north to northeasterly-trending linear belts, which are typically outlined by strong magnetic anomalies. Sporadic rock outcrops of komatiites were found along some of the belts. The areas of coincident EM conductors and magnetic anomalies are prime areas for exploration.

The Fugro Resolve Survey is effective but has limited depth penetration, which hinders the determination of the geological structure and potentially hidden mineral deposits. The Company plans to complete the geophysical coverage of the claims by using an airborne depth penetrating system coupled with ground geophysical surveys to further focus exploration toward the discovery of nickel deposits.

Geochemical analyses received to date for rock samples collected from komatiites show anomalous total nickel values of between 800 and 4600 ppm (parts per million) Ni.

Polymetallic volcanogenic massive sulphides (VMS) – Providence Greenstone Belt (PGB)

The central portion of the claims, which is flanked on the east and west by linear komatiite belts, features a strong geophysical conductor 15 km long and up to 500 m wide in the form of a figure eight. Bedrock exposures along this conductor were found to contain disseminated to massive sulphides consisting mainly of pyrrhotite and pyrite with some sphalerite and chalcopyrite. Available results of rock samples show some anomalous copper values of up to 0.5%, zinc values to 1.3%, and silver values to 6 grams/tonne.

In the past, this VMS base metals area attracted the interest of several majors and a few junior mining companies and some test holes were drilled. We find this past activity highly encouraging, particularly as it occurred during a time of significantly lower commodity prices.

Although nickel will be the prime focus of our exploration, the model for VMS deposits is well understood and the geology in the area is highly favourable for economic base metal deposits. Therefore, more work will be directed here as well.

This season, 547 rock samples were collected on claims within the PGB, of which the assay results for 117 samples, including a number of channel samples, have yet to be received. In addition, 973 soil samples and 127 lake sediment samples were collected. Soil sample results are now being plotted, but the assay results for the lake sediment samples have not been received.

As noted in a previous news release, the process of analyzing the results was slowed by processing delays at the laboratory, which experienced unexpectedly high demand for analytical services during the past few

months. Although we originally estimated we would receive all of the results by mid-August, this timetable proved unrealistic in light of the delays we experienced.

Our exploration team is now reviewing and will continue to review the results thoroughly and carefully, in order to plan for the winter/spring exploration program. This analytical work will help us to identify areas where we will need to undertake geophysical surveys, and will assist in the selection of drill targets.

The PGB property includes 116 claims, for a total staked area of 256,489.77 acres; it measures 120 km from the north to the south end of the property with an average width of 30 km.

The Company's Qualified Person for the nickel project, Dr. Nick Carter, recently toured the Winter Lake property to gain an overview of the project. He filed a brief preliminary memorandum with the Company. In his memo, Dr. Carter was very positive about the area, noting the favourable geology, the consistency of sulphide mineralization relative to conductors, the presence of some geochemically anomalous Ni and Cu/Zn values, all of which confirm that the area is prospective for mineral deposits. He also indicated he was "impressed" with the progress achieved to date in advancing this project.

He wrote: "The large property area will require time for a thorough assessment and it is regrettable that the current sample backup being experienced by all Canadian laboratories means that the field season will come to an end well before most of the results are in hand. Nevertheless, good progress has been made and current efforts to obtain an accurate base map of the project area are well worthwhile. Depth profiling of the various conductive zones by way of detailed surface surveys will be very useful in prioritizing targets for further investigation.

"Work to date confirms the potential for both magmatic nickel and polymetallic volcanogenic massive sulphide deposits within the project area. In light of available results of past work directed to volcanogenic sulphide mineralization, this writer is of the opinion that the potential for nickel should remain the principal focus of current and future investigations."

Project background

The PGB discovery lies within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. An outcome of the project was The Slave Craton Interpretive bedrock compilation map, produced by Mike Stubley of Stubley Geosciences for the Northwest Territories Geoscience Office and published in 2005.

The belt, mapped by government agencies as the Winter Lake Supracrustal Belt, includes large volumes of mafic and ultramafic rocks, dated as being 2.7 billion years old and including tholeiitic basalts, komatiites, serpentinized peridotite, and gabbro intrusions. The belt features deep-penetrating faults, sulphur-bearing sediments in the form of black shales and massive sulphides. The various rock units within the belt are strongly deformed and have similarities to lithologic sequences that are known to host world-class nickel deposits.

Included within the belt of rocks underlying the property area are komatiites, which are magnesium-rich volcanic rocks generally found in Precambrian sequences.

A remarkable global outpouring of komatiites occurred around 2.7 billion years ago, many of which host a significant proportion of the world's sulphide nickel resources, including, for example, the Kambalda deposit in Western Australia. Other examples of komatiite-related nickel deposits include the Thompson Nickel Belt (TNB) of Manitoba and the Raglan Belt in northernmost Quebec. All feature similar settings within unique geological belts developed along extensive fault or suture zones that transect the early Precambrian cratons within which they occur.

The presence of nickel in sulphide and associated elements, coupled with the chemistry of the mafic and ultramafic rocks in this newly defined belt are indicative of their potential to host significant nickel deposits.

Illustrating the potential of these belts, INCO first began exploring the Thompson Nickel Belt in 1946 and has continued to make discoveries to this day. It is significant that there are five deposits over a 70 km stretch at Thompson and 10 known deposits over a strike length of 55 km in the Raglan Belt.

Modern day techniques in the search for nickel deposits include a combination of geological, geophysical and geochemical exploration methods, used to detect physical or chemical haloes that are much larger than the ore bodies themselves.

The current and future demand for sulphide nickel is well demonstrated and the recent recognition of sulphide nickel potential on the Company's new claims may be indicative of a new nickel area. Current evidence confirms that additional exploratory work is warranted. The Company believes we have a major nickel area and we are planning to aggressively explore the area.

At one time, Canada was an important source of base metals. In fact, Canada was, at one time, the third largest producer of base metals in the world. In the past few decades, Canadian production has gradually decreased to the point where Canada is no longer one of the top three producers in the world. New exploration and discoveries will be vital to maintaining Canada's place in global mine production as well as to Canada's continued economic well-being.

The Qualified Person for the Company's nickel project is N. C. Carter, Ph.D., P. Eng., Consulting Geologist.

DIAMOND PROPERTIES

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The Company's extensive diamond exploration programs have produced evidence that may well lead to one or more viable diamond deposits. This work is dependent on obtaining new funding or in establishing joint venture projects.

Fishback Project, Southwest Slave Craton

The Fishback property is located 60 km northwest of the city of Yellowknife (population 18,000) and is only 30 km from the paved all-weather Yellowknife Highway. A power line right-of-way passes through the south portion of the property. The Company has a 100% ownership of the claims that contain 36,664 acres covering an area 11 km x 12 km.

One distinguishing feature of the southwest Slave Craton is that it contains the largest kimberlite found to date, within the Slave Craton, at over 20 hectares: the diamond-bearing Drybones Bay kimberlite. A kimberlite of this size is just less than 500 meters in diameter.

Our exploration efforts, dating back to 1994 when a regional exploration program began, suggest the Fishback Project has the potential to host a kimberlite even larger than Drybones. Indeed, our most recent work at Fishback is suggesting a cluster of kimberlite events.

The answer to Fishback lies in more drilling and a budget of approximately $550,000 is required to continue to test the potential for a world class diamond deposit. In terms of risk to reward this is a modest sum.

PROPERTIES IN THE CENTRAL SLAVE CRATON

In the late 1990's, the Company began to evaluate the remaining diamond potential for the entire Slave Craton. This was accomplished primarily by rating kimberlite indicator mineral chemistry from the heavy mineral samples documented in the Company's proprietary database. An area containing some of the best diamond indicator mineral chemistry was selected for exploration and was called the CH Project. This project covered an area of some 6000 square kilometres located to the south and to the west of the Ekati and Diavik Diamond Mines. The Company took check samples to confirm the results from the database samples and in March 2000 began staking selected areas.

At the present time, the following properties derived from the CH Project are: Mackay, Courageous, G-claims, Seahorse/Shoe, Starfish, ZIP, Winter Lake North, BP, and Winter Lake South. The latter four areas are part of what we are now calling the Providence Greenstone Belt (PGB). Together these properties contain a total of 272,051 acres; all are 100% owned by the Company. Based on the chemistry of indicator minerals, from previous sampling, each property has the potential to contain diamond-bearing kimberlites.

During the summer of 2007, a total of 149 indicator mineral (or "heavy") samples and 145 soil samples were collected on the CH properties.

To date, we have invested over $7 million in exploration expenditures on these properties and for most of them, have arrived at the drilling and drill target selection stage of exploration.

Courageous Property

The Courageous Property contains approximately 40,000 acres in an area 12 km x 12 km. To date, 12 potential kimberlite targets have been identified on these claims. Two of the targets were drill tested last summer and one proved to be a diamondiferous kimberlite pipe subsequently named the "Bishop". The Bishop Kimberlite is located 40 km south of the Ekati Diamond Mine.

A budget of approximately $1,000,000 has been proposed to continue the drilling of the Bishop Kimberlite area and the drilling of other defined kimberlite targets.

Seahorse/Shoe Property

This group of adjoining claims contains a total of 55,781.5 acres and is centered approximately 35 km southeast of the Ekati Diamond Mine. A number of drill targets have been identified on the claims. The largest and one of the most attractive targets based on exploration results is located on the Shoe claims and is 27 km southwest of the Ekati Fox kimberlite pipe recently placed into diamond production.

The target, up to 300 meters in diameter (an area of nine hectares) is located in a lake and defined by an airborne gravity anomaly flown by the BHP Condor system. A second drill target on the shore of the same lake is a magnetic anomaly 200 m x 100 m defined by a Fugro airborne geophysical survey conducted for the Company.

These targets are at the head of a kimberlite indicator mineral train and are highly prospective to host a diamondiferous kimberlite. In addition, two other geophysical targets, also supported by kimberlite indicator minerals, have been identified on the same mineral claim.

The Company estimates that approximately $500,000 is needed to complete ground geophysical surveys and drill up to four drill holes on targets within the Shoe mineral claims.

DOYLE LAKE, SOUTHEAST SLAVE CRATON

The southeast area of the Slave Craton contains two diamond properties now being prepared for commercial production. They are the Snap Lake kimberlite dyke wholly owned by De Beers Canada Inc. ("De Beers") and the Gahcho Kue kimberlite pipes held by De Beers, Mountain Province Diamonds Inc. and Camphor Ventures Inc.

The Company has three projects in the Doyle Lake Area located 270 km ENE of Yellowknife.

The Doyle Project

The Doyle Project, 100% owned by the Company, contains 37,165 acres. It is surrounded by claims held by Diamondex Resources to the west, Diamonds North Resources and Southern Era Diamonds to the south, Diamondex and Majescor Resources to the east, and the De Beers Doyle JV and the New Century Project to the north.

The Doyle diamondiferous kimberlite sill has been traced over a strike length of two kilometres and down dip for one kilometre. The kimberlite averages two meters in thickness but the total extent of the kimberlite is yet to be determined. A 45-tonne mini bulk sample returned a low grade of diamonds, 13.52 carats per hundred tonnes, but a higher-than-normal proportion of these were of gem quality. The largest diamond recovered was a 1.25 carat stone while the largest gem quality diamond was a 0.83 carat diamond of exceptional clarity and color. The Company's consultants consider that one sample in this extensive kimberlite body is not adequate and have advised that additional mini-bulk samples are required to evaluate the diamond grade.

New Century Project

The New Century Project consists of 21 mining leases containing 51,109 acres. The leases were acquired from Mountain Province Diamonds Inc. ("MPV"), Camphor Ventures Inc., and De Beers. The leases are subject to Royalty Agreements, in which royalties total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental payments to the NWT Mining Recorders Office; the first two yearly lease rental payments of $51,109 have been made.

A number of targets that may represent kimberlite pipes have been identified and remain to be tested.

De Beers Doyle JV, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25, 1995, De Beers earned a 60% interest in the Doyle Lake properties. At present, De Beers retains the LA 5 to LA 9 claims and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while the remaining LA claims and fractions were returned 100% to the Company.

The north boundary of the Doyle JV area is approximately 150 m from the Hearne Kimberlite pipe, one of the Gahcho Kue diamond pipes being evaluated and permitted for production.

Within the Doyle JV area several gravity low anomalies have been identified as potential kimberlite targets.

GOLD COPPER PROPERTY

McConnell Creek Gold-Copper Property, British Columbia, Canada

In addition to its diamond and nickel exploration properties in the NWT, the Company owns 100% of the McConnell Creek Property, which is in northern British Columbia, in the Omineca Division, 780 km north of

Vancouver. Access from Vancouver is by paved highway to Fort St. James and then by good gravel road, which goes north from Fort St. James to the Kemess Mine area.

A NI (National Instrument) 43-101 Report on the property was commissioned and recently received (*News Release dated Sept. 5, 2007: "GGL obtains NI 43-101 Report on its Gold-Copper Property at McConnell Creek, British Columbia").*

The McConnell Creek Property has an area of 4,878 hectares (12,049 acres) and covers 15 km of an amphibolite gneiss roof pendant. The pendant, up to 1 km in width, is bounded by Jurassic diorite on the west and by Cretaceous quartz monzonite on the east. Although the property was staked because it hosts substantial gold showings, geochemical soil surveys investigating the showings and their extensions revealed the presence of copper-in-soil anomalies in several places. In 1991, the Company enlarged the Property to include a high-grade copper showing exposed along McConnell Creek, 3000 m southwest of the Main Gold Showing. The copper minerals occur in a series of branching sulphide-rich veinlets cutting monzodiorite.

In the past, the remoteness of the McConnell Creek area discouraged exploration for base metals. However, with the development of the large tonnage, copper-gold Kemess Mine 15 km northwest of the McConnell Creek Property, road access to the McConnell area has been greatly improved and a power line has been built. The power line passes 11 km west of the McConnell Creek Property. With the improved access to the area, with high grade copper mineralization outcropping along McConnell Creek, with several copper-in-soil geochemical anomalies associated with the extensive gold-bearing quartz vein-shear-zone system and especially now knowing that major copper-gold deposits occur nearby, the McConnell Creek Property has become a good exploration target for a copper-gold-molybdenum porphyry deposit.

The Technical Report is dated August 30, 2007 and was authored by Paul W. Richardson, Ph.D., P.Eng., a qualified person (QP) who is not independent of the Company. The full report has been filed and is available on www.sedar.com.

The report concludes that the McConnell Creek Property warrants further exploration and recommends an exploration program and an estimated budget of $890,000 for these steps.

GENERAL – ABOUT EXPLORATION

The Company is a junior mineral exploration company listed on the TSX Venture Exchange and engaged in the acquisition, exploration and development of mineral properties. It has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral properties, management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern. The Consolidated Financial Statements and Management's Discussion and Analysis of the financial condition, changes in financial condition and results of operations of the Company for the periods ended August 31, 2007 and 2006 do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The amount of the Company's administrative expenditures is related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis. As a result there may not be predictable or observable

trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

The economics of developing mineral properties are affected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in mineral markets, availability of goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production. Diamond exploration and development is unique in the mining industry in that diamonds are substantially more difficult and expensive to find and develop than other commodities. The valuation of rough diamonds requires specialized experience and knowledge and their distribution and sale is limited to established diamond houses and brand names for either the diamonds or jewellery retail outlets.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at August 31, 2007 the Company's deficit was ~~approximately~~ $17,833,326.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the period ended August 31, 2007, the per share price of the Company's shares fluctuated from a trading high of $1.50 to a low of $0.11. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at August 31, 2007, there were 7,820,833 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Stock Option Plan

In 2006 the Company amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants which vest over one year. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

Corporate Governance

The Company has a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. These are listed on the Company's website.

Overall performance/results of operations

As at August 31, 2007, the Company had incurred exploration costs on mineral properties of $1,117,448 (charter aircraft $296,437; sampling $86,484; licences, recording fees and lease payments $151,158; salaries

and wages $167,803; survey $36,796; technical and professional services $231,160; transportation $60,273 and project supplies of $87,337. Exploration costs for the period ended August 31, 2007 are lower than 2006 by $1,327,797 a decrease of 54%. Exploration costs were lower in 2007 than 2006 for all categories except for salaries and wages, and licenses, recording fees and lease payments. Due to financial constraints, little work was performed in the earlier part of 2007. The increase in salaries and wages is due to the hiring of three permanent full time geologists in the spring of 2006. Licences, recording fees and lease payments increased due to the filing for an extension of work on certain claims which were not completed in 2006.

On a per project basis, the Company spent the $1,117,448 exploration costs as follows: $244,146 on the CH project, $60,934 on the Doyle Lake project, $60,326 on the McConnell Creek, $9,556 on the Fishback Lake Property and $742,486 on the Ni project.

The Company reported a net loss of $2,881,451 for the period ended August 31, 2007 compared to a net loss of $1,401,186 for the period ended August 31, 2006 (an increase of 106% from 2006 to 2007). General administration expenses for the period ended August 31, 2007 were $2,839,773 compared to $774,120 for the period ended August 31, 2006 (an increase of 267% from 2006 to 2007). The increase in general administration expenses was primarily due to an increase in stock-based compensation (2007- $2,054,315; 2006 - $329,782); consulting fees (2007 - $210,355; 2006 - $57,432), legal and audit (2007 - $210,877; 2006 – $40,859) and shareholders' meetings and reports (2007 - $130,365; 2006 - $45,246) and office services and expenses (2007 - $137,554; 2006 - $111,028).

Stock-based compensation expenses increased as a result of the granting of 3,835,000 stock options exercisable at $0.56 and $0.63 per common share during the period ended August 31, 2007. The Black-Scholes Option Pricing Model uses past closing price data to determine the fair value of stock options. Due to the variation in trading price after the Company's press release on April 4, 2007, when the Company announced the discovery of nickel mineralization, the stock based compensation expense was significant. Previous to the announcement, the closing market price of the shares one year earlier was between $0.11 and $0.32.

Corporate relations decreased as a result of the ending of investor relations contracts in late 2006 and late 2007. Legal and audit costs increased in 2007 due to an increase in corporate activities such as the subscription receipts agreement which did not close, more work on the annual general meeting materials than in previous years and an increase in audit fees for the 2007 audit. The Company engaged new auditors in 2007 and the fees were estimated at the time of the printing of the November 30, 2006 financial statements. In 2007 there was an increase in consulting fees due to more time spent by management on corporate matters, a payment made to a company belonging to one of the directors for consulting fees which were not paid in 2006, the start of a financial and advisory contract with Roman Friedrich & Company Ltd. (see Commitments section) and the appointment of a Vice President of Administration.

Office services and expenses include $3,397 of interest expense that was paid for a shareholder loan during the second quarter. The loan was repaid, including interest, during the second quarter. See Liquidity and Capital Resources section for a description of the loan. Also, the Company increased its Vancouver office space in late 2006 which increased our rental costs by approximately $2,000 per month.

Travel costs were higher in 2006 than 2007 due to several overseas trips made by directors to secure financing for the Company in 2006. Shareholders meetings and reports costs significantly increased in 2007 as a result of the engagement of a proxy solicitation firm to help increase shareholder return of proxies for the annual general meeting this year. Also in 2007, the Company incurred costs for postage and the printing of proxy return reminders and courier costs for all overseas shareholders which were not part of last year's shareholders' meeting costs.

Revenue for the period ended August 31, 2007 was $30,777 consisting of interest income compared with $19,547 of interest income for the period ended August 31, 2006.

Acquisition and Disposition of Resource Properties and Write offs

The Company staked 116 claims comprising of 256,489.77 acres in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization.

Related Party Transactions

During the nine months ended August 31, 2007, the Company was billed $98,325 (August 31, 2006 – $67,000) by a director and an officer for consulting fees and nil (August 31, 2006 - $11,000) for technical and professional services. In addition $30,600 was paid to a company owned by a director for consulting fees in 2007; no payments were previously made to this director or his company.

Commitments

The Company has entered into a three-year operating lease agreement with respect to its office premises and additional space in Vancouver until June 30, 2009. Minimum payments of $65,961, $66,316, and $38,973 are required in the years 2007, 2008 and 2009, respectively, under the agreement.

The Company has agreed to pay its President and Chief Executive Officer $10,000 per month and the Vice-President of Administration $8,325 per month.

The Company has a mortgage loan on its Yellowknife house of approximately $15,145 which becomes due on December 3, 2008.

The Company signed an agreement with Roman Friedrich & Company Ltd. ("RFC") for a term of 12 months to provide financial and advisory services to the Company with respect to the raising of equity capital and project financing. RFC receives a retainer of $15,000 per month paid as to $7,500 in cash and $7,500 in common shares of the Company. On July 26, 2007, 49,149 common shares were issued in payment of $22,500 owing under the agreement for the three month period ended July 15, 2007.

Critical Accounting Policies

No new accounting policies were introduced in 2007.

Mineral Properties and Related Deferred Costs

The cost of mineral properties and the related exploration costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. Management will also periodically determine when or where an exploration property is inactive and the value of such property may be impaired, whether the carrying value of the property should be written down, and the amount at which it should be carried.

The amounts shown for mineral property interests represent costs or deemed consideration, less write-offs, incurred to date, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral property interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous

conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect revision to either timing or the amount of the original estimate of the undiscounted cash flow. As at August 31, 2007, the Company does not have any asset retirement obligations.

Stock-Based Compensation

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and the expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

Subsequent Event

Subsequent to August 31, 2007, the Company issued 1,813,461 common shares upon the exercise of warrants at $0.26 per common share, for gross proceeds of $471,500.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with August 31, 2007. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	August 31, 2007 ($)	May 31, 2007 ($)	February 28, 2007 ($)	November 30, 2006 ($)	August 31, 2006 ($)	May 31, 2006 ($)	February 28, 2006 ($)	November 30, 2005 ($)
Total Revenues	15,893	12,358	2,526	7,726	5,538	4,790	9,219	7,599
Net Income (Loss)	(1,923,243)	(868,387)	(89,821)	(329,426)	(746,743)	(465,935)	(188,508)	(537,439)
Net income (loss) per share	(0.016)	(0.008)	(0.001)	(0.005)	(0.008)	(0.005)	(0.002)	(0.004)

Note:
(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2005, 2006 or 2007. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity and Capital Resources

The exploration and subsequent development of the Company's properties depends on the Company's ability to obtain required financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fully explore its existing properties. Failure to obtain financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements jeopardised. Furthermore, if other parties to

such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising the required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

During the second quarter, the Company received a $250,000 shareholder loan which was secured by a promissory note against the Yellowknife house. Interest on the loan was 8% per annum, compounded annually. Interest expense of $3,397 is recorded in office services and expenses. The loan, including the interest accrued was repaid during the period and the loan has been discharged from the Yellowknife house.

The Company had working capital of $807,533 at August 31, 2007, compared with a working capital deficiency of $880,461 as at November 30, 2006. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at August 31, 2007 the Company had $992 (November 30, 2006 - $13,288) of long-term debt (mortgage loan) outstanding.

For the nine-month period ended August 31, 2007, the Company incurred negative cash flow of $850,545 (2006 - $532,201) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as consulting, legal and audit, shareholders' meetings and reports and office services and expenses. (See Overall performance/results of operations for further information.)

The Company's cash position as at August 31, 2007 was $1,187,561 (2006 - $506,267). The increase in cash position compared to August 31, 2006 was due principally to the exercise of various stock options and warrants during the second and third quarters of 2007 pursuant to a significant increase in share price on April 4, 2007 when the Company announced the discovery of nickel mineralization. See Note 2 – Share Capital in the Notes to the Consolidated Financial Statements.

During the period ended August 31, 2007:

(i) the Company completed a private placement of 1,053,778 flow-through units at $0.18 per unit for gross proceeds of $189,680. Each unit consists of one common share and one-half share purchase warrant. One whole share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.25 per common share during the second year. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenses ("CEE") on the Company's Northwest Territories properties. In addition, the Company issued 4,170,000 units at $0.15 per unit for gross proceeds of $625,500. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.15 per common share during the first year and at $0.175 per common share during the second year.

The Company paid cash finders fees and commission of $42,520 and issued 28,140 common shares on a portion of the proceeds;

(ii) the Company issued 13,101,833 common shares upon the exercise of warrants ranging in exercise price from $0.15 to $0.35 per common share for gross proceeds of $3,008,595;

(iii) the Company issued 1,400,167 common shares upon the exercise of stock options ranging in exercise price from $0.20 to $0.50 per common share for gross proceeds of $303,567;

(iv) the Company issued 49,149 common shares, in payment of $22,500 owed pursuant to a financial advisory agreement (Note 9(c));

(v) 4,507,727 warrants expired unexercised; and

(vi) 150,000 stock options expired unexercised.

At August 31, 2007 the Company had the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
1,813,461	$0.26	Sept. 28, 2007
190,000	$0.45	June 12, 2008
18,000	$0.45	June 27, 2008
2,400,000	$0.15/$0.175	Dec. 21, 2008
100,000	$0.15/$0.175	Dec. 27, 2008
100,000	$0.20/$0.25	Jan. 3, 2009
210,000	$0.15/$0.175	Feb. 20, 2009
230,000	$0.15/$0.175	Mar. 7, 2009
5,061,461		

See Notes 2, 3, and 4 of the Consolidated Financial Statements for August 31, 2007.

See Subsequent Event section.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matter of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, marketable securities, amounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

The fair value of mortgage loan is approximated by the carrying amount as the mortgage loan bears a fair market rate of interest.

MANAGEMENT'S RESPONSIBILITY AND OVERSIGHT

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as is appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of November 30, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings ("52-109"), were effective at that time to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon "hands-on" knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company's disclosure controls and procedures. It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable assurance as to the effectiveness, and there can be no assurance that any design will succeed in achieving its stated objectives. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should each occur, the Company will take reasonable steps necessary to minimize the consequences thereof.

During the second quarter May 31, 2007, the Company engaged the services of a firm to evaluate and advise us on written and formal controls and procedures that can be implemented with the limited personnel that are available.

Internal Controls and Procedures over Financial Reporting

Management is also responsible for the design of the Company's internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

Outstanding Share data as at October 22, 2007:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	122,257,973

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	150,000	$0.26	October 29, 2007
Options	250,000	$0.20	October 29, 2007
Options	370,000	$0.25	Feb. 06, 2008
Options	220,000	$0.30	April 25, 2008
Options	50,000	$0.26	Aug. 15, 2008
Options	325,000	$0.26	Jan. 15, 2009
Options	310,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	350,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	495,000	$0.26	May 12, 2011
Options	75,833	$0.20	Aug. 15, 2011
Options	960,000	$0.63	May 1, 2012
Options	2,875,000	$0.56	July 31, 2007
Total	**7,820,833**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	190,000	$0.45	June 12, 2008
Warrants	18,000	$0.45	June 27, 2008
Warrants	2,400,000	$0.15/$0.175	Dec. 11, 2008
Warrants	100,000	$0.15/$0.175	Dec. 27, 2008
Warrants	100,000	$0.20/$0.25	Jan. 3, 2009
Warrants	210,000	$0.15/$0.175	Feb. 20, 2009
Warrants	230,000	$0.15/$0.175	March 7, 2009
Total	**3,248,000**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, which address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such

statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

" Raymond A. Hrkac "

Raymond A. Hrkac
Director, President and CEO

" Nick DeMare "

Nick DeMare
Director, Corporate Secretary and CFO

Form 52-109F2 ***Certification of Interim Filings***

I, Raymond A. Hrkac, President and CEO of GGL Diamond Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***GGL Diamond Corp.***, (the issuer) for the interim period ending August 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 29, 2007

"*Raymond A. Hrkac*"

President and CEO
GGL Diamond Corp.

Form 52-109F2 ***Certification of Interim Filings***

I, Nick DeMare, Chief Financial Officer of GGL Diamond Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***GGL Diamond Corp.***, (the issuer) for the interim period ending August 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 29, 2007

"*Nick DeMare*"

Chief Financial Officer
GGL Diamond Corp.

PRESS RELEASE AND EARLY WARNING REPORT PURSUANT TO NATIONAL INSTRUMENT 62-103 SECTION 111 OF THE *SECURITIES ACT* (BRITISH COLUMBIA) SECTION 176 OF THE *SECURITIES ACT* (ALBERTA)

1. Name and address of the offeror:

   ABDULAZIZ ALI ALTURKI
   P.O. BOX 1498, AL KHOBAR 31952
   SAUDI ARABIA

2. **Designation and number or principal amount of securities and the offerors's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in the those circumstances:**

   On July 27, 2007, Sheikh Abdulaziz Ali Alturki ("**Sheikh Abdulaziz**") exercised non-transferable share purchase warrants (the "**Warrants**"), each exercisable for one common share (the "**Shares**") of GGL Diamond Corp. ("**GGL**"), to acquire 1,666,666 Shares of GGL at a price of $0.22 per Share. On September 28, 2007, Sheikh Abdulaziz exercised Warrants to acquire 1,538,461 Shares of GGL at a price of $0.26 per Share. Sheikh Abdulaziz acquired approximately 1.39% and 1.27%, respectively, of the issued and outstanding Shares in connection with the exercise of these Warrants.

3. **Designation and number or principal amount of securities and the offerors's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:**

   Upon completion of the transactions described in paragraph 2 above, Sheikh Abdulaziz now owns, together with his holding company Rawabi Holding Company, 13,401,148 Shares (or approximately 11.0% of the issued and outstanding Shares) and 5,172,727 Warrants. If Sheikh Abdulaziz were to exercise all of his outstanding Warrants, he would own approximately 15.27% of the issued and outstanding Shares.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph #3 over which**

   (a) **the offeror, either alone or together with any joint actors, has ownership and control:**

   Sheikh Abdulaziz now owns, together with his holding company Rawabi Holding Company, 13,401,148 Shares (or approximately 11.0% of the issued and outstanding Shares) and 5,172,727 Warrants. If Sheikh Abdulaziz were to exercise all of his outstanding Warrants, he would own approximately 15.27% of the issued and outstanding Shares.

(b) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not applicable

(c) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable

5. Name of the market where the transaction or occurrence that gave rise to the news release took place:

Not applicable

6. Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Sheikh Abdulaziz acquired the Shares for investment purposes only.

7. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The Shares were acquired through the exercise of Warrants, dated July 27, 2005 to acquire 1,666,666 Shares at $0.22 per Share and September 28, 2005 to acquire 1,538,461 Shares at $0.26 per Share, respectively. Under the terms and conditions of the Warrants, any Shares issued on the exercise of the Warrants held by Sheikh Abdulaziz, were subject to a four month hold period in accordance with Canadian securities legislation and the rules of the TSX Venture Exchange.

8. Names of any joint actors in connection with the disclosure in this news release and report of acquisition:

Not applicable.

9. The nature and value of the consideration paid by the offeror:

The Shares purchased on July 27, 2007 were acquired for aggregate consideration of $366,666.52 or $0.22 per Share. The Shares purchased on September 28, 2007 were acquired for aggregate consideration of $399,999.86 or $0.26 per Share.

10. Description of any change in any material fact set out in a previous report filed in connection with the subject securities:

Not applicable.

* * * * * * * * * * * * *

GGL DIAMOND CORP.

October 30, 2007

GGL reports on activities for the third quarter ended Aug. 31, 2007

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) has reported on the activities of the Company for the third quarter ended Aug. 31, 2007 and on events taking place subsequently, up to October 22, 2007.

Below are highlights of the third quarter report, available in full on the GGL website (www.ggldiamond.com):

Nickel exploration, Northwest Territories, Canada - the Providence Greenstone Belt (PGB)

Exploration work to date has confirmed and enhanced the potential for magmatic nickel deposits.

Reconnaissance mapping has shown that the komatiites within the greenstone belt, which we are now calling the Providence Greenstone Belt (PGB), are much more extensive than previously noted and commonly contain geochemically anomalous nickel values. Economic nickel sulphide deposits associated with komatiitic rocks in greenstone belts are a substantial source of the world's nickel supply. In nickel exploration, the recognition of the presence of komatiites is of great importance.

For a rich concentration of magmatic nickel sulphides, a source of sulphur is required. Disseminated to massive sulphides are common within the belt and we have confirmed that this requirement has been met.

The komatiites occur as north- to northeast-trending linear belts, which are typically outlined by strong magnetic anomalies. Sporadic rock outcrops of komatiites were found along some of the belts. The areas of coincident EM conductors and magnetic anomalies are prime areas for exploration.

Geochemical analyses received to date for rock samples collected from komatiites show anomalous total nickel values of between 800 and 4600 ppm (parts per million) Ni.

Polymetallic volcanogenic massive sulphides (VMS)

The central portion of the claims, which is flanked on the east and west by linear komatiite belts, features a strong geophysical conductor 15 km long and up to 500 m wide in the form of a figure eight. Bedrock exposures along this conductor were found to contain disseminated to massive sulphides consisting mainly of pyrrhotite and pyrite with some sphalerite and chalcopyrite. Available results of rock samples show some anomalous copper values of up to 0.5%, zinc values to 1.3%, and silver values to 6 grams/tonne.

In the past, this VMS base metals area attracted the interest of several majors and a few junior mining companies and some test holes were drilled. We find this past activity highly encouraging, particularly as it occurred during a time of significantly lower commodity prices. Although nickel will be the prime focus of our exploration, the model for VMS deposits is well understood and the geology in the area is highly favourable for economic base metal deposits. Therefore, more work will be directed here as well.

This season, 547 rock samples were collected on claims within the PGB, of which the assay results for 117 samples, including a number of channel samples, have yet to be received. In addition, 973 soil samples and 127 lake sediment samples were collected. Soil sample results are now being plotted, but the assay results for the lake sediment samples have not been received.

As noted in a previous news release, the process of analyzing the results was slowed by processing delays at the laboratory, which experienced unexpectedly high demand for analytical services during the past few months.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

Although we originally estimated we would receive all of the results by mid-August, this timetable proved unrealistic in light of the delays we experienced.

Our exploration team is now reviewing and will continue to review the results thoroughly and carefully, in order to plan for the winter/spring exploration program. This analytical work will help us to identify areas where we will need to undertake geophysical surveys, and will assist in the selection of drill targets.

The PGB property includes 116 claims, for a total staked area of 256,489.77 acres; it measures 120 km from the north to the south end of the property with an average width of 30 km.

The Company's Qualified Person for the nickel project, Dr. Nick Carter, recently toured the Winter Lake property to gain an overview of the project. He filed a brief preliminary memorandum with the Company. In his memo, Dr. Carter was very positive about the area, noting the favourable geology, the consistency of sulphide mineralization relative to conductors, the presence of some geochemically anomalous Ni and Cu/Zn values, all of which confirm that the area is prospective for mineral deposits. He also indicated he was "impressed" with the progress achieved to date in advancing this project.

He wrote: "The large property area will require time for a thorough assessment and it is regrettable that the current sample backup being experienced by all Canadian laboratories means that the field season will come to an end well before most of the results are in hand. Nevertheless, good progress has been made and current efforts to obtain an accurate base map of the project area are well worthwhile. Depth profiling of the various conductive zones by way of detailed surface surveys will be very useful in prioritizing targets for further investigation.

"Work to date confirms the potential for both magmatic nickel and polymetallic volcanogenic massive sulphide deposits within the project area. In light of available results of past work directed to volcanogenic sulphide mineralization, this writer is of the opinion that the potential for nickel should remain the principal focus of current and future investigations."

The Qualified Person for the Company's nickel project is N. C. Carter, Ph.D., P. Eng., Consulting Geologist.

McConnell Creek Gold-Copper Property, British Columbia, Canada

At the beginning of September, the Company received an NI (National Instrument) 43-101 report on its 100%-owned McConnell Creek gold-copper property (*News Release dated Sept. 5, 2007: "GGL obtains NI 43-101 Report on its Gold-Copper Property at McConnell Creek, British Columbia").*

The Technical Report was commissioned by the Company and authored by Paul W. Richardson, Ph.D., P.Eng., a qualified person (QP) who is not independent of the Company. The full report has been filed and is available on www.sedar.com.

The report reviews the results of the exploration programs conducted on the property from the time of the discovery of bedrock gold on the property in 1947 up to the present. The author concludes that the McConnell Creek property warrants further exploration and recommends an exploration program with an estimated budget of $890,000 for these steps.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein, GGL Diamond Corp.
Phone: (604) 688-0546; Email: susan.de.stein@ggldiamond.ca

For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

END

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com